NATHANIEL SEGAL 312-609-7747 nsegal@vedderprice.com

March 21, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo

Re:	Nuveen Municipal High Income Opportunity Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-186450

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on March 5, 2013 with respect to the Registrant’s Registration Statement filed on February 4, 2013 on Form N-14 relating to the issuance of common shares in connection with the proposed reorganization of Nuveen Municipal High Income Opportunity Fund 2 (the “Target Fund”) into the Acquiring Fund (the “Reorganization”). The Acquiring Fund and Target Fund are referred to herein each as a “Fund” and together as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: In the Answer to the Question “Why has each Fund’s Board of Trustees (each, a “Board” or the “Board”) recommended these proposals?” in the Q&A Section, please disclose the anticipated impact of the Reorganization on total expenses per common share including the costs of leverage. Please explain supplementally why the Board focused on the combined fund’s total expenses per common share excluding the costs of leverage.

Securities and Exchange Commission

March 21, 2013

Response: For the information of the staff, with respect to the comparison of operating expenses, the Board considered the combined fund’s operating expenses excluding the costs of leverage because the potential variability of leverage costs could present an inaccurate picture of the actual ongoing expenses of the combined fund as compared to the Target Fund. As already disclosed in the joint proxy statement/prospectus, the Board also considered that the greater size of the combined fund would provide Nuveen Fund Advisors, LLC, the investment adviser to each Fund (the “Adviser”), with greater flexibility in managing the leverage of the combined fund. In addition, the Registrant has added disclosure in the Answer to the Question “What are the potential benefits of the Reorganization to common shareholders?”, stating that “each Fund’s total expense ratio, including, among other things, management fees, is expected to decrease as a result of the Reorganization.”

(3)	Comment: In the Answer to the Question “What are the potential benefits of the Reorganization to common shareholders?” in the Q&A Section, please explain why the potential for higher common share net earnings and enhanced total returns over time may increase investor interest in the combined fund and lead to higher common share market prices relative to net asset value.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(4)	Comment: In the Answer to the Question “Will I have to pay any fees or expenses in connection with the Reorganization” in the Q&A Section, please disclose the impact of the estimated costs of the Reorganization on each Fund in basis points. Please provide information regarding the payback period supplementally and add disclosure regarding the payback period to the sub-section “Expenses Associated with the Reorganization” in the joint proxy statement/prospectus.

Response: The Registrant has added disclosure in response to the staff’s comment. For the information of the staff, the estimated costs of the Reorganization for each Fund are expected to be recovered approximately six months following the close of the Reorganization.

(5)	Comment: For the staff’s information, did the Board consider a reorganization with a fund outside of the Nuveen Funds complex?

Response: The discussion of the considerations of the Board included in the joint proxy statement/prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a reorganization with an unaffiliated fund complex. The proposed Reorganization was presented to the Board to address an overlap in closed-end fund product offerings by the fund complex. Accordingly, the Adviser recommended the consolidation of the Funds to simplify its product offerings and to provide potential benefits to shareholders as a result of efficiencies arising from the larger size of the combined fund.

Securities and Exchange Commission

March 21, 2013

(6)	Comment: Please confirm whether each Fund’s use of certain derivative instruments, as described under “Investment Objectives and Policies” in Comparison of the Acquiring Fund and the Target Fund” in the joint proxy statement/prospectus, is a principal investment strategy.

Response: The Registrant confirms that each Fund could use certain derivative instruments, as described under “Investment Objectives and Policies” in Comparison of the Acquiring Fund and the Target Fund” in the joint proxy statement/prospectus, as a principal investment strategy.

(7)	Comment: The credit quality chart under “Comparison of the Acquiring Fund and the Target Fund” appears to reflect credit quality as a percentage of total investment exposure to municipal bonds, rather than as a percentage of total assets, the basis for such credit quality disclosure in each Fund’s most recent annual report. Please revise the chart as necessary to be consistent with approach used in the annual report or explain supplementally why a different methodology was used.

Response: Credit quality, as a percentage of total investments, included in the most recent annual report is based on Generally Accepted Accounting Principles (GAAP). The credit quality presentation in the annual report is consistent with the security presentation in the Portfolio of Investments and the Statement of Assets & Liabilities. The credit quality information, as a percentage of total investment exposure, presented in the joint proxy statement/prospectus is also based on GAAP total investments, but is adjusted to include the full amount of the investment exposure created by the Funds’ investments in externally-deposited inverse floaters (i.e., the investment exposure from the underlying bond in the externally deposited TOB trust). The Registrant believes that the credit quality information as a percentage of investment exposure is more useful to a potential shareholder in that it shows the most complete picture of the exposure that a common shareholder will be subject to and that the presentation in joint proxy statement/prospectus should not be constrained to the GAAP presentation of such information in each Fund’s most recent annual report.

Securities and Exchange Commission

March 21, 2013

(8)	Comment: For the staff’s information, please confirm that the Funds do not have a specified target maturity as a component of the investment program. Please add disclosure regarding each Fund’s dollar-weighted average and duration anticipated under normal circumstances. Explain duration and maturity and provide an example.

Response: As already disclosed in the joint proxy statement/prospectus, under “Municipal Securities- General”, in the sub-section “Portfolio Investments,” each Fund will primarily invest in municipal securities with long-term maturities in order to maintain a weighted average maturity of 15 to 30 years, but the weighted average maturity of obligations held by a Fund may be shorter, depending on market conditions. In response to the staff’s comment, the Registrant has added disclosure explaining the difference between duration and maturity.

(9)	Comment: Please revise the disclosure concerning the management fee to clarify that the management fee as a percentage of net assets applicable to common shares is expected to be higher for the Acquiring Fund.

Response: The Registrant has revised disclosure in response to the staff’s comment.

(10)	Comment: Please add a footnote to the Comparative Fee Table to disclose that the Combined Fund Pro Forma expenses do not include the expenses to be borne by the Funds in connection with the Reorganization. In the same footnote, please disclose the estimated costs of the Reorganization to be allocated to each Fund.

Response: The Registrant has added disclosure in response to the staff’s comment.

(11)	Comment: Please add a footnote to “Other Expenses” in the Comparative Fee Table explaining that such expenses are based on estimates for the current fiscal year.

Response: As described in the narrative disclosure preceding the Comparative Fee Table, the expense information presented in the table reflects the fees and expenses for each Fund’s fiscal year ended October 31, 2012, adjusted as described in the footnotes to the Table. Accordingly, the Registrant does not believe the suggested footnote disclosure is necessary and thus, respectfully declines to add such disclosure.

Securities and Exchange Commission

March 21, 2013

(12)	Comment: In the discussion of “Leverage Risk” please add disclosure to the effect that each Fund’s investments in other investment companies which may themselves be leveraged magnifies a Fund’s leverage risk.

Response: The Registrant has added disclosure in response to the staff’s comment.

(13)	Comment: For the staff’s information, please confirm that, with respect to the disclosure regarding “Certain Affiliations” and the statement that “[a]bsent an exemption from the SEC or other regulatory relief, a Fund generally is precluded from effecting certain principal transactions with affiliated brokers”, that the Funds have not applied for such relief. If a Fund has applied for such relief, please add disclosure to the effect that there is no guarantee that the relief will be granted.

Response: For the staff’s information, neither the Funds nor the Adviser has applied for relief with respect to effecting principal transactions with affiliated brokers.

(14)	Comment: In connection with the sub-section titled, “Reasons for the Reorganization” and the discussion of the Board’s considerations, please confirm, for the staff’s information, that there are no other principal factors considered by the Board in approving the Reorganization that are not described therein.

Response: Based on the record contained in the minutes, the Registrant confirms that the principal factors considered by the Board in approving the Reorganization are set forth and discussed in the sub-section titled “Reasons for the Reorganization.”

(15)	Comment: In the sub-section titled, “Reasons for the Reorganization” and the discussion of the Board’s considerations, please elaborate on how the greater asset size of the combined fund may provide greater flexibility in managing the structure and costs of leverage over time.

Response: The Registrant has added disclosure in response to the staff’s comment.

(16)

Comment: For the information of the staff, please confirm the net asset value (“NAV”) per common share outstanding (net assets attributable to common shares, divided by common shares outstanding) for the Combined Fund Pro Forma in the Capitalization table and explain how the NAV per common share outstanding was calculated.

Securities and Exchange Commission

March 21, 2013

Response: For the information of the staff, the Registrant confirms the NAV per common share outstanding for the Combined Fund Pro Forma as set forth in the Capitalization table. The NAV values used to calculate the exchange ratio are extended to four decimals and adjusted for anticipated Reorganization expenses, while the exchange ratio used for the calculation is extended to 8 decimals. The exchange ratio calculated by the Registrant is 0.96806999, resulting in a NAV per common share of $13.45.

(17)	Comment: In the sub-section titled “Description of Common Shares to be Issued by the Acquiring Fund; Comparison to Target Fund”, under “General”, please add disclosure explaining voting rights of shares (e.g., one vote per share).

Response: The Registrant has added disclosure in response to the staff’s comment.

(18)	Comment: Will any distributions made by the Funds be a return of capital? If so, please state this fact under “Distributions” in the sub-section titled “Description of Common Shares to be Issued by the Acquiring Fund; Comparison to Target Fund”. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Response: The Registrant currently does not anticipate distributions that will be characterized as a return of capital. The Acquiring Fund intends to pay its ordinary monthly distributions solely from its net investment income and does not intend those distributions to be a return of capital. To the extent that it is practicable, the Acquiring Fund’s dividend policy will seek to maintain regular monthly cash distributions to holders of its common shares at a level rate (stated in terms of a fixed cents per common share dividend rate) that reflects the past and projected performance of the Fund. Accordingly, the Registrant respectfully declines to add the requested disclosure.

(19)

Comment: The first sentence of the first paragraph under “Portfolio Investments – Municipal Securities” states that “[t]he Funds may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments creating exposure to municipal bonds, notes and securities that provide for the payment of interest income that is exempt from regular federal income tax.” Do the Funds count investments in derivatives towards satisfaction of the 80% requirement of Rule 35d-1 under the 1940 Act? If yes, please confirm whether the Funds value derivatives for this purpose based on their market value or their notional value.

Securities and Exchange Commission

March 21, 2013

Response: The Registrant provides supplementally that for purposes of complying with the 80% requirement of Rule 35d-1 under the 1940 Act, each Fund generally uses mark-to-market value for derivatives held by the Fund; however, there may be instances where notional value would be more appropriate, depending on the type of derivative and its function with the Fund’s investment portfolio.

(20)	Comment: Now that Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 took effect on December 31, 2012, please disclose the Funds’ plans for complying with the amended Regulation.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(21)	Comment: The first sentence in the first paragraph Under “Other Investment Companies,” in the sub-section “Portfolio Investments,” states that “[e]ach Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies (including exchange-traded funds (“ETFs”)) that invest primarily in municipal securities of the types in which the Fund may invest directly.” Please confirm that there are no “Acquired Fund Fees and Expenses” associated with investments in other investment companies that, pursuant to form requirements, are required to be disclosed in the Comparative Fee Table.

Response: The Registrant confirms that “Acquired Fund Fees and Expenses,” if any, were less than the amount required to be disclosed in the Comparative Fee Table.

(22)

Comment: Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate.

Securities and Exchange Commission

March 21, 2013

Response: The Registrant is aware of this possibility, and notes that the following disclosure appears in the second paragraph under “Derivatives Risk” in the sub-section titled “Risk Factors” in the joint proxy statement/prospectus:

The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market could adversely affect a Fund’s ability to successfully use derivative instruments.

(23)	Comment: In the Statement of Additional Information, under the sub-section “Segregation of Assets,” the first sentence of the second paragraph states that “[e]ach Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff.” Please revise the disclosure to clarify what “generally “ means in this context.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(24)	Comment: In the Pro-Forma Financial Statements for the Reorganization, please add the following statement at the bottom of each page preceding the Notes to the Pro-Forma Financial Statements: “See Notes to Pro-Forma Financial Statements.”

Response: The Registrant has added disclosure in response to the staff’s comment.

(25)	Comment: Please add disclosure to the Notes to Pro Forma Financial Statements regarding expected portfolio turnover, distinguishing between forced sales and other turnover. If there will not be forced sales, please add a footnote to the schedule of investments in the Pro-Forma Financial Statements stating that all securities of the Target Fund comply with the investment restrictions of the Acquiring Fund.

Response: The Registrant has added the requested disclosure.

(26)

Comment: Please add further detail about adjustments in the footnotes to the Pro Forma Statement of Operations. For instance, please describe the impact of the Reorganization on expenses, such as shareholder servicing agent fees and expenses and management fees.

Securities and Exchange Commission

March 21, 2013

Response: The Registrant has reviewed the Pro Forma Statement of Operations and accompanying footnotes in light of the staff’s comment. The Registrant notes that each of the leverage adjustments set forth in the Statement of Operations already includes a reference to footnote (a), which explains that the adjustment “[r]epresents the impact of the Acquiring Fund and Target Fund terminating their borrowings and replacing these with VMTP Shares, as the funds did in December 2012.” In addition, the Registrant notes that each of the fees and expenses subject to a reorganization adjustment already includes a reference to footnote (c), which explains that the adjustment “[r]eflects the anticipated reduction of certain duplicative expenses eliminated as a result of the Reorganization.” Moreover, the reorganization adjustment for the management fees includes a reference to footnote (b), which explains that the adjustment “[r]eflects the impact of applying the Acquiring Fund’s fund-level management fee rates to the Pro Forma Combined Fund, as well as the increase in managed net assets due to the issuance of VMTP Shares by the Acquiring Fund and the Target Fund.” In view of the foregoing, the Registrant believes that the footnotes explain clearly the relevant adjustments. Accordingly, the Registrant respectfully declines to add the requested disclosure.

(27)	Comment: Please add disclosure regarding the allocation of the costs of the Reorganization in the Notes to Pro Forma Financial Statements.

Response: The Registrant has added disclosure in response to the staff’s comment.

(28)	Comment: Please add the Fair Value Hierarchy disclosure and table required by Financial Accounting Standard Board Statement No. 157 to the Notes to Pro Forma Financial Statements.

Response: The Registrant has added disclosure in response to the staff’s comment.

(29)	Comment: The following statement concerning inverse floaters appears on page 48 to the Notes to Pro Forma Financial Statements: “During the fiscal year ended October 31, 2012, the Pro Forma Combined Fund invested in externally deposited inverse floaters and/or self-deposited inverse floaters.” Please revise this statement by deleting “and/or” and clarifying whether the Pro Forma Combined Fund invested in one or both types of inverse floaters.

Securities and Exchange Commission

March 21, 2013

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/Nathaniel Segal

APPENDIX A

NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND

AND

NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND 2

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Municipal High Income Opportunity Fund 2 (the “Target Fund”) and Nuveen Municipal High Income Opportunity Fund (the “Acquiring Fund,” and, together with the Target Fund, the “Funds”), believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Corporate Structure	The Acquiring Fund is the legal survivor of the reorganization. In addition, the Acquiring Fund is organized as a Massachusetts business trust. The combined fund will retain the corporate structure and staggered board structure of the Acquiring Fund.

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Fund. Each Fund is managed by Nuveen Asset Management (the “Sub-Adviser”), a registered investment advisor and wholly-owned subsidiary of the Adviser. John V. Miller, CFA, Managing Director of Nuveen Investments, manages each of the Funds.

Expense Structures and Expense Ratios	The expense structures of the Funds are similar. It is intended that the reorganization would result in lower operating expenses per common share (excluding costs of leverage) from greater economies of scale as the combined fund’s size will result in a lower effective management fee rate and allow fixed operating expenses to be spread over a larger asset base. In addition, the fund-level management fee schedule for the Acquiring Fund is the same as that for the Target Fund. The fee schedule of the Acquiring Fund will remain in place following the reorganizations.

Investment Objectives, Policies and Restrictions	The Acquiring Fund and Target Fund have similar investment objectives, policies and restrictions. The Acquiring Fund’s primary investment objective is to provide high current income exempt from regular federal income tax. The Acquiring Fund’s secondary investment objective is to seek attractive total return consistent with its primary investment objective. Similarly, the Target Fund’s primary investment objective is to provide attractive income exempt from regular federal income tax. The Target Fund’s secondary investment objective is to seek additional return. To the extent that there are any differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objectives, policies and restrictions will be those of the Acquiring Fund.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

A-1

Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size	As of January 31, 2013, the Acquiring Fund had approximately $473 million in total managed assets. As of the same date, the Target Fund had approximately $286 million in total managed assets.

In terms of the structure of the transaction, upon the closing of the reorganization the Target Fund will transfer substantially all of its assets to the Acquiring Fund in exchange for common and preferred shares of the Acquiring Fund, and the assumption by the Acquiring Fund of substantially all of the liabilities of the Target Fund. The Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of the Target Fund will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the reorganization (including for this purpose fractional Acquiring Fund shares to which shareholders would be entitled). Fractional shares will be sold on the open market and shareholders will receive cash in lieu of such fractional shares. Holders of preferred shares of the Target Fund will receive on a one-for-one basis newly issued preferred shares of the Acquiring Fund having substantially identical terms as the Target Fund preferred shares held immediately prior to the closing of the reorganization.

An analysis of the NAST Factors is consistent with this structure and result. All five of the NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

*        *        *         *        *

A-2

March 21, 2013

Mr. Kieran Brown

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Municipal High Income Opportunity Fund (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-186450

Dear Mr. Brown:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on March 5, 2013 with respect to the Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on February 4, 2013.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen Municipal High Income Opportunity Fund

By:	/s/Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary